PRICEWATERHOUSECOOPERS [LOGO OMITTED]
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                                                      PRICEWATERHOUSECOOPERS LLP
                                                      160 Federal Street
                                                      Boston, MA 02110
                                                      Telephone (617) 439-4390


                       REPORT OF INDEPENDENT ACCOUNTANTS

July 23, 1999

To the Shareholders and Trustees of
GE Institutional S&P Index Fund

We have examined management's assertion about GE Institutional S&P 500 Fund's (the Fund) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of June 25, 1999 included in the accompanying "Management Assertion Regarding Compliance with Certain Provisions of the Investment Company Act of 1940." Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certificate Public Accountants and accordingly including examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 25, 1999 with respect to agreement of purchases and sales of securities and similar investments, without prior notice to management.

[Bullet] Confirmation with the Custodian of all securities of the Fund held in book entry form at the Depository Trust Company. For such securities, review of all reconciliations of the investment positions recorded at the Custodian to the positions held in omnibus form for the Custodian's account at the Depository Trust Company, observing no unresolved differences.

[Bullet] Confirmation of all securities purchased/sold but not received/delivered and investments purchased/sold on a forward commitment basis with brokers.

[Bullet] Reconciliation of confirmation results as to all such securities and investments to the books and records of the Fund and the Custodian;

[Bullet] Agreement of investment purchases and sales or maturities during the period September 30, 1998 to June 25, 1999 from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund was in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of June 25, 1999 is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Fund and Securities and Exchange Commission and should not be used for nay other purpose.

/S/ SIGNATURE
PricewaterhouseCoopers LLP
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[GE LOGO OMITTED]
                                                                  GE INVESTMENTS
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                                   GENERAL ELECTRIC INVESTMENT CORPORATION
                                   3003 SUMMER STREET, P.O. BOX 7900
                                   STAMFORD, CT 06904-7900
                                   203-326-2300


                 MANAGEMENT ASSERTION REGARDING COMPLIANCE WITH
            CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940


We, as members of management of one of the portfolios of GE Institutional Funds, the S&P 500 Index Fund (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with Rule 17f-2 requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 25, 1999.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 25, 1999, with respect to securities reflected in the investment account of the Fund.

GE Institutional Funds (S&P 500 Index Fund),


By:
/S/SIGNATURE
Michael J. Cosgrove
President

/S/ SIGNATURE
Michael J. Tansley
Treasurer